Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG, NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES FIRST QUARTER FISCAL YEAR 2011 RESULTS

Vancouver, B.C. May 16, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces financial results for the quarter ended March 31, 2011.

  Major developments in AN0C Joint Venture during the first quarter including development and approval of first six product SKUs, set-up of thirteen regional offices completed, recruitment of AN0C employees, distribution and production contracts set-up and the launch of the first media campaign.

  AN0C ships first $1.5 million of ready to drink teas in the first quarter representing the start of national sales in China for its products.

  Our all natural zero calorie products have been enthusiastically received within the Chinese market. We have seen a 70% positive consumer response to our healthier low calorie beverage line due to its appealing taste profile.

  AN0C have now contracted 300 large distributors serving 20,000 national grocery and retail outlets which has doubled in the past few weeks.

  AN0C revenue expected to be generated by the end of the second quarter of 2011 has been increased from 20 to 25% of the full year’s revenue forecast for AN0C. AN0C revenue expected to be generated by the end of the third quarter has been increased to 75% of the full year projected revenues for AN0C.

  Two significant agreements signed for international stevia business with International Flavors and Fragrances (IFF) and M.Cassab.

BUSINESS HIGHLIGHTS

Revenue from AN0C for the first quarter was $1.5 million AN0C began its launch of the first six ready to drink tea beverages in China in the last week of March. This was a major milestone met by the AN0C team and marks the start of the first national sales and marketing campaign in China.

Revenue from stevia was $5.8 million – Revenue from stevia was $5.8 million in line with the Company’s expectations for the first quarter reflecting the traditionally lower production period due to Chinese New Year as well as large shipments made to distributors in the fourth quarter were being utilized in the first quarter. There was an additional $0.6 million of intercompany stevia sales between GLG China and AN0C Joint Venture not reflected in revenue.

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Key Developments in China Consumer Products AN0CTM Joint Venture – The first quarter was a very productive time for the development of the AN0C joint venture business. During the first quarter, key government approvals were obtained for the first six consumer beverage products, distribution partners were signed up, production and logistic agreements were concluded, thirteen regional sales and marketing offices were set-up, the first national advertising campaign was launched and AN0C team members were recruited. The quarter ended with the first 6 million bottles of AN0C ready to drink teas being shipped to over 150 Tier I distributors throughout China. As of May 16th, AN0C Tier I distributors have now doubled to approximately 300 who service 20,000 national grocery stores and retail outlets (4,000 national grocery stores & 16,000 retail outlets). The development of AN0C’s distribution channels is a key success factor to be prepared for the busiest season in the China Beverage Industry that runs from July to September. These distribution agreements contract large distributors with AN0C for committed monthly volumes of AN0C beverages up to the end of December 2011.

AN0C Media campaign receiving positive responses from the market – AN0C’s first advertisements on the China national CCTV channels has received very positive responses from the market. Starting from May 15th, we will start more advertising on satellite TV and local TV stations. Internet advertising will be started from May 15th to provide national coverage throughout China and more advertising in newspapers in planned to.

Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd. (“FXY”) making good progress on plant expansion for Healthy Sugar Opportunity in China- GLG’s partner FXY is on schedule to complete the first 10,000 Metric Tons healthy sugar production line at the end of September, 2011. Completion of this expansion is an important milestone in moving the Health Sugar opportunity forward with the China Sugar Reserve in order to demonstrate the production capabilities.

Key Agreement Signed with IFF- The Company also announced a collaboration with International Flavors and Fragrances (“IFF”) to develop the extraction capability for high grade Rebaudioside C extract for use by IFF as a flavor modulator and for the exclusive supply to IFF of such extract. Rebaudioside C is one of the eleven primary glycosides in the stevia leaf and research demonstrating the glycoside’s ability as a sweetness modulator in food systems provides a significant market opportunity for the companies. Significant progress has been made by the GLG Technology Team during the first quarter to develop production processes necessary to produce large quantities of higher purity Reb C extract.

New Patents Files during the quarter - Four patent applications for the separation methodologies of rebaudioside C and rebaudioside C formulations with foods and beverages were accepted by the State Intellectual Property Bureau of the People’s Republic of China

Key Agreement Signed with M. Cassab - The Company announced the signing of a three-year agreement with Grupo M. Cassab (“MCB”) for the marketing and distribution of GLG’s stevia extract products in Brazil and Argentina. M. Cassab has established itself as one of the largest distributors of fine and specialty chemicals to the food and pharmaceutical sectors in Brazil. The company owns and operates specialty ingredient processing plants and distribution centers throughout Brazil and Argentina and has several strategic supply relationships with key food and beverage companies within the region.

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Good progress seen with GLG’s Distributors during the Quarter in developing the market for stevia products - The Company has seen continued progress with its Distributors in key markets such as the US, Mexico, Central and South America. There are over 200 active customer projects with GLG’s distributors that are expected to deliver expected 2011 stevia revenues for the Company starting in the second quarter.

Completion of Equity Financing – The Company announced the closing of its previously announced public offering (the “Offering”) of 5,290,000 units (“Units”) (inclusive of 690,000 Units issued pursuant to the exercise in full of the over-allotment option), on a bought deal basis, at a price of $11.00 per Unit for total gross proceeds of $58,190,000. Each unit consists of one common share and one half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one common share of the Company at the exercise price of C$15.00 per common share for a period of 36 months following the date of closing of the offering. The Offering was conducted through a syndicate of underwriters.

First Quarter 2011 Financial Results Highlights
The following results from operations have been derived from and should be read in conjunction with GLG’s consolidated financial statements for the quarter ended March 31, 2011, and its audited consolidated financial statements for previous years. Certain prior year's figures have been reclassified to conform to the current financial information presentation under U.S. GAAP.

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31%
	2011	2010	Change
Revenue	$7,414	$8,209	(10%)
Cost of Sales	$6,190	$5,012	24%
% of Revenue	83%	61%	22%
Gross Profit	$1,224	$3,197	(62%)
% of Revenue	17%	39%	(22%)
Expenses	$5,711	$2,922	95%
% of Revenue	77%	36%	41%
Income (loss) from Operations	($4,487)	$275	(1732%)
% of Revenue	(61%)	3%	(64%)
Other Income (Expenses)	($1,694)	($1,282)	32%
% of Revenue	(23%)	(16%)	(7%)
Net Income (loss) before Income Taxes and Non-Controlling Interests	($6,181)	($1,007)	514%
% of Revenue	(83%)	(12%)	(71%)
Net Income (loss) after Income Taxes and Non-Controlling Interests	($5,752)	($1,396)	312%
Earnings (loss) per share (Basic)	($0.20)	($0.05)	300%
Earnings (loss) per share (Diluted)	($0.20)	($0.05)	300%
Total Comprehensive Income (loss)	($8,190)	($4,283)	91%
% of Revenue	(110%)	(52%)	(58%)
Consolidated Depreciation & Amortization	$2,090	$2,504	(17%)
% of Revenue	28%	31%	(2%)
Stock based Compensation	$843	$717	18%
% of Revenue	11%	9%	3%
EBITDA (1)	($1,305)	$3,507	(137%)
% of Revenue	(18%)	43%	(17%)

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(1) EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) Depreciation and amortization expense as reported on the cash flow statement, (2) Other Income (Expenses), (3) Stock-based compensation expense, and (4) Non-controlling interest. This might not be the same definition used by other companies. For the discussion of EBITDA, and the reconciliation of EBITDA to net income before taxes and after minority interest under US GAAP, please see ‘Non-GAAP Financial Information”.

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GLG LIFE TECH CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		March 31, 2011	December 31, 2010
			(Adjusted-note 3(a))
	Note
ASSETS
Current Assets
Cash and cash equivalents		$58,250,179	$23,817,215
Accounts receivable	5	21,417,322	31,562,296
Taxes recoverable	6	6,677,676	6,554,498
Inventory	7	64,795,750	63,306,902
Prepaid expenses	8	18,456,764	4,380,290
		169,597,691	129,621,201
Property, Plant, and Equipment	9	105,160,932	108,324,184
Goodwill		7,613,433	7,736,478
Deferred Long-Term Assets		77,231	81,461
Intangible Assets	10	34,827,027	35,643,970
Deferred income tax asset	18	552,276	-
		$317,828,590	$281,407,294

LIABILITIES
Current Liabilities
Short term loans	11	$89,624,772	$100,131,084
Accounts payable and accruals	12	20,830,583	21,929,861
Interest payable		436,592	384,761
Advances from customers		41,877	76,959
Due to related parties	13	-	99,460
		110,933,824	122,622,125
Due to related parties	13	4,535,249	6,133,554
Deferred income tax liability	18	-	642,864
		115,469,073	129,398,543
EQUITY
Shareholders' Equity
Common Stock: no par value; unlimited shares authorized; issued and outstanding: 32,611,246 (December 31, 2010-27,371,246 shares)	14	187,827,451	141,423,457
Additional paid-in capital	14	22,678,572	16,389,310
Accumulated other comprehensive income		3,238,216	5,676,312
Deficit		(17,236,534)	(11,484,715)
		196,507,705	152,004,364
Non-controlling interests		5,851,812	4,387
		202,359,517	152,008,751
		$317,828,590	$281,407,294

Nature of Operations and Liquidity Risk (Note 1)
Commitments (Note 19)
Contingent liabilities (Note 20)

APPROVED ON BEHALF OF THE BOARD:

" Sophia Leung "	Director
"David Hall "	Director

See Accompanying Notes to the Consolidated Financial Statements

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GLG LIFE TECH CORPORATION
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three months ended March 31
(Expressed in Canadian Dollars)

	2011	2010
		(Adjusted-note 3(a))

REVENUE	$7,413,637	$8,209,114

COST OF SALES	6,190,288	5,011,623

GROSS PROFIT	1,223,349	3,197,491

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	5,710,934	2,921,912

(LOSS) PROFIT BEFORE THE UNDERNOTED	(4,487,585)	275,579

OTHER INCOME (EXPENSES)
Interest expense	(1,542,082)	(1,051,150)
Interest income	47,744	21,498
Foreign exchange loss	(200,090)	(252,430)
	(1,694,428)	(1,282,082)

LOSS BEFORE INCOME TAXES	(6,182,013)	(1,006,503)

INCOME TAXES (EXPENSE) RECOVERY	180,890	(400,910)

NET LOSS	(6,001,123)	(1,407,413)

Net loss attributable to non-controlling interest	(249,304)	(11,074)

NET LOSS ATTRIBUTABLE TO THE COMPANY	(5,751,819)	(1,396,339)

NET LOSS PER SHARE
Basic & Diluted	$(0.20)	(0.05)

NET LOSS	(5,751,819)	(1,396,339)
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment	(2,438,096)	(2,886,994)

COMPREHENSIVE LOSS	(8,189,915)	(4,283,333)

Weighted Average Number of Shares Outstanding
Basic	29,487,246	25,417,723
Diluted	29,487,246	25,417,723

See Accompanying Notes to the Consolidated Financial Statements

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GLG LIFE TECH CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		2011	2010
			(Adjusted-note 3(a))
	Note
Cash provided by (used in)

Operating activities
Net loss		$(6,001,123)	$(1,407,413)
Items not affecting cash:
Stock-based compensation		843,095	716,751
Amortization of property, plant and equipment and intangible assets		2,090,076	2,503,635
Provisions on loans and receivables		-	9,000
Unrealized foreign exchange loss		295,545	235,024
Deferred income tax recovery (expense)		(190,913)	294,518
Changes in non-cash working capital items	15	(7,027,888)	(8,113,111)
Cash flow used by operating activities		(9,991,208)	(5,761,596)

Investing activities
Purchase of property, plant and equipment		(815,722)	(5,905,431)
Cash flow used by investing activities		(815,722)	(5,905,431)

Financing activities
Issuance of short term loans		-	9,138,000
Repayment of short term loans		(8,988,000)	-
Issuance of common shares, net of share issuance costs		54,213,942	-
Equity contribution by non-controlling interests		2,721,041	-
Advance/(repayment of advance) from a customer		(34,150)	94,955
Repayment of loans to related parties		(1,590,130)	(305,640)
Cash flow from financing activities		46,322,703	8,927,315

Effect of foreign exchange rate changes on cash and cash equivalents		(1,082,809)	(471,821)

CHANGE IN CASH AND CASH EQUIVALENTS		34,432,964	(3,211,533)

CASH AND CASH EQUIVALENTS, beginning of period		23,817,215	16,018,203

CASH AND CASH EQUIVALENTS, end of period		$58,250,179	$12,806,670

See Accompanying Notes to the Consolidated Financial Statements
Supplemental Cash Flow Information (Note 16)

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Revenue

Revenue for the three months ended March 31, 2011 which was derived from stevia sales and the sale of consumer beverage products was $7.4 million, a decrease of 10% compared to $8.2 million in revenue for the same period last year. The total sales of $7.4 million are composed of stevia sales of $5.8 million and consumer product sales of $1.6 million. Stevia sales of $5.8 million are net of intersegment sales to AN0C of $0.6 million. Stevia sales decreased by 28% compared to the prior period. This decrease in sales was driven by two main factors; 1) a decrease in the selling price of RA 80 products (25%) and 2) a decrease in the US-CAD exchange rate (6%). For RA 80 stevia products, although RA 80 equivalent volume shipped to customers was flat, the USD pricing for RA 80 products was 25% lower in the first quarter of 2011 relative to the pricing in place in the first quarter of 2010. In the first quarter of 2011 the US-CAD exchange rate was 0.9857 compared to 1.0401 for the first quarter of 2010 (6% decrease) as most of the Company’s stevia sales, for the first quarter, were in US dollars thus this had a negative effect on the revenues.

The Company’s consumer products business, AN0C had sales of $1.6 million in the first quarter of 2011. The Company only began shipping orders to distribution centers in the last week of the quarter.

As at March 31, 2011, 100% of the Company’s sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes. Approximately 78% of sales for the three month period are in US dollars and 22% are in RMB.

Cost of Goods Sold

Cost of sales for the three months ended March 31, 2011 was $6.2 million compared to $5.0 million in cost of sales for the same period last year. The cost of sales related to the Stevia business was $5.0 million which is flat with the prior period. However, as a percentage of revenues it was 83% compared to 61% in the prior period, an increase of 22%. This is solely related to the decrease in sales prices period over period. Overall, production costs in the first quarter of 2011 compared to the first quarter of 2010 were flat.

Consumer Products

Cost of sales related to the consumer products business was $1.2 million and includes costs associated with bottling the beverage products, supplies and ingredients used to manufacture the beverages, and shipping the products to the different distribution channels. Shipping costs for the quarter represented 12% of cost of sales, however these costs are expected to have a lower impact in subsequent periods as the contracts negotiated provide for a lower per case shipping cost as more volume is achieved. In addition, the Company is further able to reduce these costs as it shifts OEM production to locations that are closer to its distributors. Since this period only reflects a few weeks of production and distribution activity the Company expects that costs of sales on a per unit basis will decrease as economies of scale are met and a full quarter of operations are reflected.

The key factors that impact consumer product cost of sales and gross profit percentages in each period include:

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  The price paid for OEM manufacturing and bottling

  Material costs (bottles, caps, labels)

  Ingredient costs

  Shipping costs

Gross Profit

Gross profit for the three months period ended March 31, 2011 was $1.2 million, a decrease of 62% over $3.2 million in gross profit for the comparable period in 2010. The gross profit margin for the three months period ended March 31, 2011 for the Company as a whole was 17% compared to 39% for the three months ended March 31, 2010. On a disaggregated basis stevia products had a gross margin of 14% and the consumer products had a gross margin of 20%.

The decrease in gross profit for the stevia business for the first quarter 2011 compared to the first quarter of 2010 can be attributed to the factors detailed in the cost of sales and revenues section. Gross profit for the first quarter 2011 compared to the fourth quarter of 2010 before amortization on intangible assets was actually higher at 28% in the first quarter 2011 compared to 23% in the fourth quarter of 2010. After the addition of the intangible asset amortization ($816,00 for both periods), the first quarter gross profit margin was 14% compared to 19% for the fourth quarter 2010 due to a lower revenue basis in the first quarter 2011.

For the AN0C consumer products business the gross profit margin was 20% for the first quarter of 2011. Before shipping costs, the gross profit margin for AN0C’s beverage sales was 30% which is very close to the business plan margins. As stated in the cost of goods sold section, the first quarter only reflected limited volume and time and Management expects improved margins as volumes increase and a full quarter of production and shipments is reflected.

Selling, General and Administration Expenses

Selling, General and administration (“SG&A”) expenses include sales, marketing, general, and administration costs (“G&A”), stock -based compensation, and depreciation and amortization expenses on G&A fixed assets. A breakdown of SG&A expenses into these components is presented below:

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31%
	2011	2010	Change
G&A	$2,611	$1,926	36%
Stock Based Comp	$843	$717	18%
G&A Amortization	$763	$279	173%
G&A AN0C	$1,494	$0
Total G&A Expenses	$5,711	$2,922	95%
% of Revenue	77%	36%	41%

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Sales, General, and Administration (SG&A) Expenses

G&A for the stevia business was for the three months ended March 31, 2011 was $2.6 million compared to $1.9 million in the same period in 2010. The increase of $0.7 million was due to

a)

Higher salaries and wages in the 2011 period due to increase in the minimum wage in China as well as full operations at the Runhao facility in Q1 2011 compared to Q1 2010 when the Runhao facility was opened.

b)	Extended maintenance periods during Chinese New Year at all four facilities in comparison to the prior period which only had three facilities for shorter maintenance periods.

G&A for the consumer beverage business was $1.5 million for the three month period ended March 31, 2011 compared to nil for the prior period. These expenditures were primarily for salaries as well as advertising and marketing costs (65% of G&A AN0C costs) to promote the business in this start-up phase.

Stock-based compensation was $0.8 million for the three months ended March 31, 2011 compared with $0.7 million in the same quarter of 2010. The slight increase is due the grant of restricted shares or option options in the second quarter of 2010. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options, new granted and restricted shares.

G&A related depreciation and amortization expenses for the three months ended March 31, 2011 was $0.8 million which is an increase of $0.5 million over the $0.3 million at March 31, 2010. This is due to a) the increase in amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries which came into operation during the second quarter of 2010 and b) during the maintenance period some of the amortization charges were allocated to SG&A rather than to inventory and cost of sales.

Other Expenses

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31		% Change
	2011	2010
Other Income (Expenses)	($1,694)	($1,282)	32%
% of Revenue	(23%)	(16%)	(7%)

Other expenses for the three months ended March 31, 2011 was $1.7 million, a $0.4 million increase as compared to $1.3 million for the same period in 2010. Other expenses are mainly driven by interest expense that is incurred on the Company’s short term loans held in China. Interest expense increased by $0.5 million in the three months ended March 31, 2011 compared to March 31, 2010 due to the increase in the short term loan balance in China, combined with an increase in the average interest rate paid on the loans (5.89% at Q1 2011 compared to 5.31% at Q1 2010). This was slightly offset by a decrease of $0.1 million in foreign exchange loss.

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Income Tax Recovery (Expenses)

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31%
	2011	2010	Change
Income tax recovery (expense)	$181	($401)	(145%)
Income tax expense as a percent of revenue	2%	(5%)	7%

During the three months ended March 31, 2011 the Company recorded income tax recovery of $0.2 million, an increase of $0.6 million compared to the income tax expense of $0.4 million in the comparable period in 2010.

The income tax recovery for the three months ended March 31, 2011 was driven by tax benefits associated with share issuance costs.

Net Income

In thousands Canadian $, except per share amounts	3 Months Ended Mar 31%
	2011	2010	Change
Net Loss	($5,752)	($1,396)	312%
percent of revenue	(78%)	(17%)	(61%)

The Company had a net loss attributable to the Company of $5.8 million, an increase of $4.4 million over the comparable period in 2010. The increase in net loss was driven by: (1) a decrease in gross profit of $2.0 million, (2) an increase in G&A expenses of $2.8 million mainly associated with the start-up of its AN0C joint venture, and (3) an increase in interest expense and other income/expenses of $0.4 million. These items were offset by the increase in income tax recovery of $0.6 million and the increase in loss attributable to non-controlling interests of $0.2 million.

Non-GAAP Financial Information

EBITDA

EBITDA for the quarter ended March 31, 2011 was negative $1.3 million, compared to $3.7 million in EBITDA for the same period in 2010. The main drivers for the decrease in EBITDA are a) SG&A expenses attributable to the start-up phase at the Company’s AN0C subsidiary and b) the decreased gross profit in Q1 2011 for stevia sales.

The following table provides reconciliation to US GAAP net income.

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In thousands Canadian $, except per share amounts	3 Months Ended Mar 31
	2011	2010
Income (Loss) Before Income Taxes and Non-Controlling	($6,181)	($1,007)
Interests
Add:
Net Interest Expense	$1,494	$1,030
Non-Controlling Interest	$249	$11
Depreciation and Amortization	$2,090	$2,504
Foreign Exchange Loss (Gain)	$200	$252
Non-Cash Share Compensation	$843	$717
EBITDA	($1,305)	$3,507
EBITDA as a % of revenue	(18%)	43%

Capital Expenditures (CAPEX)

GLG’s capital expenditures of $0.3 million for the first quarter of 2011 reflected a decrease of 88% in comparison to $2.8 million in the first quarter of 2011. There were no significant asset purchases in the first quarter of 2011 where as in the first quarter of 2010 capital expenditures were incurred for the purchase of testing and other equipment ($1.8 million) and construction of additional water treatment facilities at one of the Company’s primary processing plants ($1.0 million).

In thousands Canadian Dollars	First Quarter		%
	2011	2010	Change
Capital Expenditures	$337	$2,813	(88%)

Liquidity and Capital Resources

In thousands Canadian Dollars	31-Mar-11	31-Dec-10

Cash and Cash Equivalents	$58,250	$23,817
Working Capital	$58,664	$6,999
Total Assets	$317,829	$281,407
Total Liabilities	$115,469	$129,399
Loan Payable (<1 year)	$89,624	$100,131
Loan Payable (>1 year)	$0	$0
Total Equity	$196,508	$152,004

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Business Outlook

China

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Zero or reduced calorie consumer products - The Company announced the AN0CTM joint venture in December 2010 and has launched the first six AN0CTM beverage products in late March 2011. AN0C is expected to contribute to a material new revenues in 2011 (see AN0C revenue outlook section for details) China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20171 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population and wealth continues to increase.

(2) Industrial sales of stevia extract for use by the food and beverage Industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar production. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The latest statistics that the Company has for 2010 show that the shortfall is expected to reach 3 million metric tons of sugar for 2010. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

As a result of these two major issues, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 67% relative to traditional natural sugar-based sweeteners for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

A.	stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;
B.	stevia provides higher income to farmers than other crops (approximately two to three times).
C.

we believe that a sugar/stevia blend (“Low Calorie Sugar”) is a healthier sweetener, with half the calories of sugar while providing a similar taste and mouth feel sugar. We believe that the use of Low Calorie Sugar will help to address the growing concerns over obesity and diabetes rates in China; and

[1] Freedonia Beverage Containers in China Report, May 1, 2009.

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D.	Low Calorie Sugar requires sixty-seven percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

The China Sugar Reserve Opportunity for GLG

Although no definitive agreement has been entered into with respect to the CSR opportunity, based on a series of discussions between CSR, GLG and its partner FXY, the Company expects the CSR opportunity to be developed as follows:

A.	all Low Calorie Sugar products to meet the specifications of the CSR have now been approved;
B.	FXY has been approved as a supplier to the CSR for these products;
C.	the first phase of delivery for the CSR opportunity is expected to be in the fourth quarter of 2011;
D.

GLG and its China partner are now working on a delivery plan for the first phase of the opportunity, which is expected to require approximately 500 metric tons of high grade stevia sales from GLG (see revenue outlook for 2011 revenue assumption);

E.

the total size of the opportunity that is under discussion is expected to be approximately one million metric tons of Low Calorie Sugar which will require approximately 5,000 MT of high grade stevia and one million metric tons of sugar;

F.	FXY has confirmed that it will use GLG’s BlendSure as the high grade stevia used for its LCS product and;
G.

the Company is working on the plan to plant sufficient stevia and expand capacity to meet the 5,000 MT high grade stevia requirement. GLG currently has approximately 2,000 metric tons of BlendSure capacity.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company signed a number of these distribution agreements in 2010 for South America, Australia, New Zealand, Mexico, the US, India and the Middle East. These distribution agreements are expected to contribute significantly to stevia revenues outside of China in 2011. These agreements have been increased during the first quarter of 2011 with agreements being signed with M. Cassab for Brazil and Argentina and International Flavour and Fragrances. A news sales office has also been established in Europe to focus on the EMEA & India region for additional opportunities in advance of an expected positive regulatory ruling in the EU and India in 2011. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

The Company is currently in discussions with other distributors to further its 2011 business development goals, which are expected to be announced throughout the balance of 2011 for the US, China, Europe, Africa and other Asian markets .

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Business Outlook Summary

1.

Sugar was close to record 30 year prices at the start of 2011 (approximately $700 per ton) and have come down since that time (approximately $600 per ton). We believe in the long term that sugar prices will remain high in the future driven by supply shortages and material increases in demand.

2.

Global shortages for sugar are now occurring, which are expected to impact most local markets in the world through a combination of supply shortages and higher ingredient prices that food and beverage Companies will need to pay.

3.	Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions.
4.

The natural products market in North America has shown strong growth in the past five years and is expected to also show strong growth in other global markets where the Company distributes its products.

As a result of these key trends and issues, the Company sees continued strong growth ahead in 2011 and beyond for its products. GLG has successfully demonstrated in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar. AN0CTM’s products also are expected to demonstrate consumer products can be sweetened with stevia in both a zero calorie or reduced calorie variety while providing a similar taste to fully sugar sweetened products in the Chinese market in 2011.

2011 Outlook

GLG financial guidance for 2011 includes both its stevia sweetener business as well as its new consumer products business (AN0CTM). This is a pivotal year for the Company as it continues to grow its stevia business and launch its consumer products joint venture AN0CTM.

The Company's guidance for 2011 prepared in accordance with US GAAP is as follows:

$Canadian Millions	Lower End	Upper End
Revenue	$160	$200
Earnings Before Interest Tax &	$30	$39
Depreciation (EBITDA)[1]
Capital Expenditures (CAPEX)	$5	$10

A breakdown of 2011 guidance by the Company’s two main business segments (stevia sweeteners and consumer products) is as follows:

$Canadian Millions	Lower End	Upper End

Stevia Revenue	$90	$100
AN0C Revenue[2]	$70	$100

Stevia EBITDA	$30	$33
ANOC EBITDA[3]	$0	$6

Stevia CAPEX	$5	$10
ANOC CAPEX	$0	$0

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1.	EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes:
	(1)	depreciation and amortization expense as reported on the cash flow statement,
	(2)	other income (expenses),
	(3)	stock-based compensation expense, and
	(4)	non-controlling interest. This might not be the same definition used by other companies.
2.	At 100% Consolidation
3.	At 80% Consolidation to reflect 20% minority interest in joint venture

Stevia Revenue Forecast

The stevia sweetener business is expected to grow 53 to 70% from 2010 with the largest portion expected to come from China. The Company has assumed the initial delivery of the healthy sugar order to the China Sugar Reserve will commence in the fourth quarter of 2011 and the full delivery of the first unit in 2012. Key growth markets outside of China include the US, Mexico, South America, the Middle East, India and Australia. Other key assumptions include raw sugar prices remaining in the range of $600 to $800 per metric ton and the RMB to USD exchange rate declining approximately 3% in 2011. The Canadian dollar to the US dollar exchange rate is assumed to be at par for the year. Q1 has a traditionally low activity level, revenue in the first half of 2011 is expected to be similar to the amount generated in both 2009 and 2010 and is expected to account for approximately 20 to 25% of the full year revenue forecast. Q2 revenue is expected to be 65% of the first half of stevia revenue as our distributors are expected to require more products in Q2 after they work for product inventories delivered in the fourth quarter of 2010 and new distributors are signed up in 2011. As of May 16th, we have seen (1) Sugar prices decrease from the start of 2011 to approximately $600 per metric ton, (2) a decline in the RMB to USD exchange to 1.7% and, (3) the Canadian Dollar has risen above the USD by approximately 3%. We will continue to monitor these critical assumptions, however as of May 16th, 2011 they remain within an acceptable range where do not anticipate them to contribute negatively to our revenue forecast.

Stevia EBITDA Forecast

Stevia is expected to generate $30 to $33 million of EBITDA in 2011. Lower EBITDA profitability in the first half of 2011 has been assumed due to an expected decline in the RMB to US dollar exchange rate and relatively lower revenues in the first half. EBITDA margins are expected to improve in the last half of 2011 with the expected introduction of Huinong 2 (“H2”) special leaf variety in the 2011 harvest year. It is expected the Company will grow 100% of its stevia leaf requirements in 2011 with the H2 strain. As previously announced, the H2 strain is expected to deliver reduced stevia leaf processing costs starting in late third quarter 2011. Also, as approximately 75% of the projected revenues are expected to be generated in China, any future appreciation of the RMB against the USD will have a much lower impact on GLG’s projected EBITDA. As of May 16th, we can confirm (1) our expectations that 100% of this year’s stevia harvest is expected to come from our Huinong 2 seed variety which is critical to our assumption on decreasing production costs starting late Q3, 2011 and (2) 75% of revenues are still expected to be generated within China in 2011. One other factor that we will continue to monitor however is the inflation rate in China and impact on our cost base in China. We will continue to monitor these critical assumptions, however as of May 16th, 2011 they remain within an acceptable range where do not anticipate them to contribute negatively to our stevia EBITDA forecast.

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Capex Forecast

The Company is expected to incur some maintenance capital expenditures for its four stevia processing facilities in China and does not expect to increase capacity in 2011 based on the stevia revenue forecast for 2011. The current revenue generating capacity of its four facilities is between $250 and $300 million per annum. As of May 16th, we do not see any change to the outlook for capex.

AN0CTM Revenue Forecast

The AN0CTM revenue forecast assumes the launch of 12 beverage products including six iced tea drinks, three juice drinks and three dairy drinks in 2011, with the initial product launch occurring in late first quarter or early second quarter. There are two major sales seasons in China for the beverage market, which have historically been January through March and July through September. GLG will be able to catch only the second major sales season for 2011. However, 2012 and beyond sales will include both major selling periods.

Other key assumptions for the revenue forecast include the Company’s expectation that the China food and beverage market will grow 20% in 2011 and that the Company will be able to launch its products in China nationwide, covering both major and regional cities in most provinces. With the positive consumer reaction to our first six beverage products and approximately 300 large distributors contracted as of May 16th, 2011 to purchase volumes from AN0C through December 31, 2011 and the expectation to sign additional distributors prior to the start of the third quarter, we are maintaining our guidance for the AN0C business, however we are increasing the revenue expected to be generated in the first 6 months of 2011 from 20 to 25%. We are also expecting that by the end of the third quarter we will have 75% of the full year revenue achieved.

AN0CTM EBITDA Forecast

AN0CTM’s EBITDA is expected to generate between $0 and $6 million EBITDA in 2011. First priority for the development of the AN0CTM business is to take a leading position in the marketplace and to build a number one brand (both GLG corporate and AN0CTM for consumer products) in the all natural, zero calorie food and beverage sector. With this achievement it is expected that AN0CTM should achieve the largest market share for the all natural and zero calorie market segment with plans to penetrate most of the other major food and beverage market segments in 2011. These are the most important objectives for AN0CTM in 2011 rather than EBITDA generation.

The AN0CTM senior executive team has many years of experience in operating profitable, multi-billion dollar beverage companies in China and has developed a plan to get the business to positive EBITDA in the first year of operation. GLG joint venture partner, China Agriculture and Healthy Foods Company Limited (“CAHFC”) also has lower ingredient costs by utilizing GLG stevia extracts relative to the use of sugar. On a sweetness equivalency, CAHFC has lowered its sweeteners cost by 40 to 50% by using GLG BlendSure™ stevia extract in the production of AN0CTM’s food and beverage products, as compared to sugar. As of May 16th 2011 we are not changing our expectation for 2011 AN0C EBITDA, however similar to the stevia business we will continue to monitor the impact of China inflation on our operating costs of this business. There is also the possibility of needing to increase our marketing expenditures to support our objective of obtaining the number one brand and market share in China for all natural zero and low calorie sweetened beverages.

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About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+ 1 (604) 641-1368
Fax:	+ 1 (604) 844-2830
Email:	ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

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Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

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